Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

The following was made available to employees of the Sally Beauty and Beauty Systems Group Family of Companies.

General Questions and Answers

1.	Q: Who is Regis?

A: See attached information sheet.

2.	Q: What will be Gary Winterhalter’s role in the new company?

A: Gary will continue as President of Sally Beauty Company and its affiliates, and will report to Paul Finkelstein, CEO of Regis.

3.	Q: Who is Paul Finkelstein?

A: Mr. Finkelstein joined Regis as Executive Vice President in 1987 and became President and Chief Operating Officer in 1988. In his 18 years with the company, Regis has grown from 659 salons to over 10,000 salons worldwide. Mr. Finkelstein has been in the salon industry for more than 30 years and obtained his Masters of Business Administration degree from Harvard Business School.

4.	Q: What will be Mr. Renzulli’s role in the new company?

A: Mr. Renzulli will be retiring effective at the closing of the transaction, expected to occur in early June 2006 and will be a consultant to Regis.

5.	Q: Who will be CEO of Alberto-Culver Company?

A: Jim Marino, who is currently president of Consumer Products.

6.	Q: Why now?

A: As both Sally and Consumer Products have grown, the environment in which our competitors and trade partners have viewed this growth has changed. Several of Sally’s biggest suppliers are Consumer Products’ biggest competitors. Increasingly, they have been asking why they should commit their dollars to one hand of a company, when the other hand spends dollars to try to take market shares from them. When our products were not on their radar screen, this was not a big issue. As we have achieved more in the market it has become a major issue.

An opportunity was presented to the company to create very strong professional beauty products and services force by combining Sally, BSG and the existing Regis operations. After careful analysis, the boards of both companies determined that there were growth opportunities from this combination, which neither company could achieve as independent entities.

7.	Q: When does all of this take effect?

A: The boards of Alberto-Culver and Regis have approved these moves and now shareholders of both companies will vote on their approval. There are also some governmental approvals necessary. The target completion date is late spring or early summer.

But for us, it is business as usual through the whole process. We will continue to work with the same trade partners and to find ways to make our business more efficient. Our growth goals are not changing because of this transaction.

8.	Q: Will there be any reductions in force due to duplicate/redundancy functions between Regis and Sally/BSG?

A: For the vast majority of the people, the answer is No Change. As we figure out our business as a new entity, there may be some changes, but we do not anticipate they will affect many people.

9.	Q: Will my job change?

A: This organization has grown and evolved since its inception. It will continue to do so. For the time being things will basically stay as they are, though we may find some new efficiencies later on and reassign some duties. This business will need good people to run it now and in the future.

10.	Q: Will any Sally/BSG Support Center functions be moving to Regis’s headquarters?

A: None are proposed at this time. In general, the overhead functions related to investor relations and SEC reporting were provided by Alberto-Culver in the past, not Sally/BSG. Going forward, Regis will be responsible for these functions.

11.	Q: Will there be any changes in titles, grades, etc?

A: We expect any changes to be modest, and mostly to result from normal growth of the business, as opposed to the transaction.

12.	Q: Will this cause a delay in my scheduled review date?

A: No.

13.	Q: Will I still be an employee of Sally/BSG?

A: Yes.

14.	Q: Will my seniority with Sally/BSG count with Regis?

A: Yes.

15.	Q: Will our benefits change such as 401k, profit sharing or insurance?

A: We will evaluate both Sally/BSG’s plans vs. Regis’s plans over the next several months. We expect the benefit package as a whole will be substantially comparable.

16.	Q: How will Alberto-Culver’s stock in my profit sharing/401k be handled?

A: You will be allowed to maintain your investment in Alberto-Culver stock. In the future, this will not be an investment option.

17.	Q: What do we tell someone who works for one of Regis’s Salons now, but they have applied for a job at one of our stores? Can we consider them? Before the acquisition is complete?

A: We can always consider a good candidate for a position with us.

18.	Q: What will happen with my vacation plan balance?

A: Your eligible vacation balance will not be affected at the time of the merger.

19.	Q: What will happen to my sick plan balance?

A: It will stay the same.

20.	Q: Will we continue to look for acquisitions to grow the business?

A: Absolutely.

21.	Q: Are there any changes contemplated in the company’s mission or values?

A: None.

22.	Q: Won’t BSG’s salon customers be concerned that they are competing with Regis’s salons and franchisees?

A: BSG carries the most sought-after product lines in the hair care industry and has exclusive territorial rights. We believe the salons will strongly support these power brands because their customers demand them. The two companies together will also be able to increase the amount of deals to our salon customers.

The two companies combined will also have a stronger voice in fighting diversion, which will benefit all salons.

23.	Q: Why are Alberto-Culver and Sally stronger apart than together?

A: The transaction eliminates the conflict of Sally’s and BSG’s vendors being Alberto-Culver Consumer Products’ arch-competitors. It will also allow Sally stores to more aggressively pursue retail customer traffic and compete more directly for food, drug and mass health and beauty aid customers.

24.	Q: Will Full Service get any new lines to sell or will we lose lines?

A: We don’t anticipate losing any and hope to gain some.

25.	Q: Will BSG start supplying product for all of Regis’s salons?

A: We will evaluate what benefits can be obtained from the combination. Also the BSG stores are a potential to serve as local distribution to the Regis salons.

REGIS

Based in Minneapolis, Minnesota

Primary business is owning, operating and franchising hair salons and retail product salons

FY05 Sales $2.2 billion

Revenue Sources

Services 67%

Product 30%

Royalties 3%

55,000 Corporate employees

10,879 company-owned and franchise salons

90 hair restoration centers (new in 2005)

24 beauty schools

	North America	International
Corporate	6551	426
Franchise	2310	1592

Operations in:

North America

United Kingdom

France

Italy

Spain

Germany

Poland

Belgium

Switzerland

Concept Names

Supercuts Jean Louis David Vidal Sassoon Regis Salons MasterCuts Trade Secret Hair Club for Men and Women Cost Cutters First Choice Haircutters Magicuts Haircrafters	Choice Haircutters Best Cuts BoRics Holiday Hair TGF St. Algue SmartStyle ProCuts

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alberto-Culver and Regis, including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s and Regis’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competition within the relevant product markets; risks inherent in acquisitions and strategic alliances; loss of one or more key employees; loss of distribution rights; sales by unauthorized distributors in exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates and interest rates, and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the transaction. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s and Regis’ results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Reports on Forms 10-K of Alberto-Culver and Regis filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The directors and executive officers of Alberto-Culver and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.